SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 5, 2019

Quarterly Securities Report

For the three months ended June 30, 2019

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 5, 2019, Sony Corporation (the “Company” or “Sony Corporation,” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2019 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I    Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2018	Three months ended June 30, 2019	Fiscal year ended March 31, 2019

Sales and operating revenue	1,953,624	1,925,724	8,665,687

Operating income	195,006	230,925	894,235

Income before income taxes	312,086	231,018	1,011,648

Net income attributable to Sony Corporation’s stockholders	226,447	152,122	916,271

Comprehensive income	252,186	153,287	995,542

Total equity	3,863,789	4,545,273	4,436,690

Total assets	19,563,341	21,607,483	20,981,586

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	178.66	121.78	723.41

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	174.80	119.22	707.74

Ratio of stockholders’ equity to total assets (%)	16.5	17.8	17.9

Net cash provided by (used in) operating activities	96,771	(823)	1,258,738

Net cash used in investing activities	(197,361)	(323,153)	(1,307,445)

Net cash provided by (used in) financing activities	(22,096)	86,656	(122,884)

Cash and cash equivalents at end of the period	1,509,451	1,210,507	1,470,073

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2019.

As of June 30, 2019, the Company had 1,590 subsidiaries and 146 affiliated companies, of which 1,553 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 132 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. The sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.

The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Three months ended June 30
	2018	2019
Sales and operating revenue	¥1,953.6	¥1,925.7
Operating income	195.0	230.9
Income before income taxes	312.1	231.0
Net income attributable to Sony Corporation’s stockholders	226.4	152.1

Sales for the three months ended June 30, 2019 (“the current quarter”) decreased 27.9 billion yen compared to the same quarter of the previous fiscal year (“year-on-year”) to 1 trillion 925.7 billion yen. This decrease was primarily due to a significant decrease in sales in the EP&S segment, partially offset by significant increases in sales mainly in the I&SS and Music segments. Sales in the current quarter also include 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination.

Operating income in the current quarter increased 35.9 billion yen year-on-year to 230.9 billion yen. This increase was primarily due to a significant increase in operating income in the I&SS segment.

During the current quarter, restructuring charges, net, increased 2.3 billion yen year-on-year to 3.6 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current quarter, recorded within operating income, was income of 1.3 billion yen, compared to a loss of 4.5 billion yen in the same quarter of the previous fiscal year. This improvement was mainly due to the absence of equity in net loss for DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, recorded in the Music segment in the same quarter of the previous fiscal year. For details, please refer to the operating performance analysis of the Music segment below.

The net effect of other income and expenses decreased 117.0 billion yen year-on-year to income of 0.1 billion yen. This was mainly due to the absence of the 112.8 billion yen gain on equity securities, net, recorded in the same quarter of the previous fiscal year as a result of Spotify Technology S.A.’s (“Spotify”) public listing.

Income before income taxes decreased 81.1 billion yen year-on-year to 231.0 billion yen.

During the current quarter, Sony recorded 65.0 billion yen of income tax expense, resulting in an effective tax rate of 28.1%, which was higher than the effective tax rate of 24.1% in the same quarter of the previous fiscal year. This higher effective tax rate was mainly due to Sony no longer having valuation allowances recorded against a significant portion of the deferred tax assets in the U.S. consolidated tax group.

Net income attributable to Sony Corporation’s stockholders decreased 74.3 billion yen year-on-year to 152.1 billion yen.

Operating performance by business segment for the current quarter is as follows:

Game & Network Services (G&NS)

Sales decreased 14.6 billion yen year-on-year to 457.5 billion yen. This decrease was primarily due to a year-on-year decrease in the contribution from first-party software titles, the impact of foreign exchange rates and a decrease in sales of non-first-party software titles, partially offset by an increase in PlayStation®4 (“PS4”) hardware sales as well as network services revenue, including sales for PlayStation®Plus (“PS Plus”). Operating income decreased 9.6 billion yen year-on-year to 73.8 billion yen, primarily due to the impact of the above-mentioned decrease in sales of software including highly-profitable first party software titles, as well as the negative impact of foreign exchange rates. These negative factors were partially offset by the impact of the above-mentioned increase in PS4 hardware sales and an improvement in profitability, as well as the increase in network services revenue, including sales for PS Plus.

Music

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019. Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Sales increased 20.8 billion yen year-on-year to 202.3 billion yen. This significant increase was primarily due to higher sales for Music Publishing resulting from the consolidation of EMI, as well as higher sales for Recorded Music primarily due to an increase in streaming revenues, partially offset by lower Visual Media and Platform sales primarily due to lower sales for Fate/Grand Order, a game application for mobile devices. Operating income increased 6.2 billion yen year-on-year to 38.3 billion yen, primarily due to the absence of equity in net loss for EMI that was recorded in the same quarter of the previous fiscal year due to an increase in expenses incurred for EMI’s warrant and management equity plans, resulting from an appreciation in the EMI valuation as a result of Sony’s agreement to acquire the approximately 60% interest in EMI. The operating results of the Music segment were also positively impacted by the above-mentioned increase in overall segment sales.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 11.0 billion yen, a 6% increase year-on-year (an approximate 6% increase on a U.S. dollar basis), to 186.1 billion yen. The increase in sales on a U.S. dollar basis was primarily due to higher sales for Motion Pictures, resulting primarily from higher theatrical revenues as the current year benefited from the theatrical release of Men in Black: International and Spider-Man: Far From Home, as well as higher television licensing revenues for catalog titles. Operating results improved from an operating loss of 7.6 billion yen to operating income of 0.4 billion yen. This improvement, primarily in Media Networks, was due to lower sports programming and marketing costs in India, higher home entertainment revenues at Funimation, as well as improved operating results for channels in other territories reflecting the benefit of the channel portfolio review that began in the previous fiscal year. The contribution to operating income from the higher Motion Pictures sales was more than offset by higher theatrical marketing costs in support of the above-mentioned theatrical releases.

Electronics Products & Solutions (EP&S)

Sales decreased significantly by 84.2 billion yen year-on-year to 483.9 billion yen, mainly due to a decrease in unit sales of televisions, smartphones and digital cameras. Operating income decreased 7.6 billion yen year-on-year to 25.1 billion yen, primarily due to the above-mentioned decrease in unit sales and the negative impact of foreign exchange rates, partially offset by reductions in operating costs mainly within Mobile Communications.

Imaging & Sensing Solutions (I&SS)

Sales increased 28.4 billion yen year-on-year to 230.7 billion yen, mainly due to a significant increase in sales of image sensors for mobile products. Operating income increased 20.4 billion yen year-on-year to 49.5 billion yen. This significant increase was mainly due to the impact of the above-mentioned increase in sales, partially offset by an increase in depreciation and amortization expenses as well as research and development expenses.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial Services revenue was 336.9 billion yen, essentially flat year-on-year, mainly due to an increase in net gains from investment securities at Sony Bank as well as an increase in net premiums written at Sony Assurance, substantially offset by a decrease in revenue at Sony Life. Revenue at Sony Life decreased 2.1 billion yen year-on-year to 299.4 billion yen, mainly due to a decrease in net gains on investments in the separate account, partially offset by higher insurance premium revenue reflecting an increase in the policy amount in force. Operating income increased 5.5 billion yen year-on-year to 46.1 billion yen, primarily due to increases in operating income at Sony Life and Sony Bank. Operating income at Sony Life increased 2.9 billion yen year-on-year to 39.4 billion yen, mainly due to an improvement in foreign exchange gains and losses in U.S. dollar-denominated insurance. Operating income at Sony Bank increased primarily due to the recording of a gain on the valuation of securities.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2019, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

During the current quarter, the average rates of the yen were 109.9 yen against the U.S. dollar and 123.5 yen against the euro, which were 0.8 yen lower and 6.6 yen higher year-on-year, respectively.

For the current quarter, sales were 1 trillion 925.7 billion yen, a decrease of 1% year-on-year, while on a constant currency basis sales also decreased approximately 1% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income increased 35.9 billion yen year-on-year to 230.9 billion yen for the current quarter. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Three months ended June 30
		2018	2019
G&NS	Sales	472.1	457.5	-6.9
	Operating income	83.5	73.8	-4.2
EP&S	Sales	568.2	483.9	-9.4
	Operating income	32.7	25.1	-6.9
I&SS	Sales	202.2	230.7	+1.2
	Operating income	29.1	49.5	+0.9

In addition, sales for the Music segment increased 12% year-on-year to 202.3 billion yen, an approximate 11% increase on a constant currency basis. In the Pictures segment, sales increased 6% year-on-year to 186.1 billion yen, an approximate 6% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Additionally, the impact of foreign exchange hedging transactions entered into by Mobile Communications during the previous fiscal year is included in the impact of foreign exchange rate fluctuations on operating income (loss) for the EP&S segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash outflow from operating activities during the current quarter was 0.8 billion yen, compared to a net cash inflow of 96.8 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 85.0 billion yen, an increase of 84.2 billion yen year-on-year. This increase was primarily due to a smaller increase in notes and accounts payable, trade, and a larger increase in inventories, as well as a larger increase in notes and accounts receivable, trade and contract assets. This increase in net cash outflow was partially offset by the positive impact of a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net).

The Financial Services segment had a net cash inflow of 101.6 billion yen, a decrease of 12.4 billion yen year-on-year. This decrease was primarily due to a year-on-year decrease in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs.

Investing Activities: During the current quarter, Sony used 323.2 billion yen of net cash in investing activities, an increase of 125.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 87.7 billion yen net cash outflow, compared to an 11.5 billion yen net cash inflow in the same quarter of the previous fiscal year. This change was mainly due to an increase in payments for fixed asset purchases, as well as cash outflow resulting from the subscription of M3, Inc. (“M3”) shares, which were issued by M3 to Sony via third-party allotment. Additionally, the same quarter of the previous fiscal year included net cash inflow resulting from the sale of certain shares of Spotify.

The Financial Services segment used 235.4 billion yen of net cash in investing activities, an increase of 26.6 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life and Sony Bank.

Financing Activities: Net cash inflow by financing activities during the current quarter was 86.7 billion yen, compared to a net cash outflow of 22.1 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 161.5 billion yen net cash outflow, a decrease of 44.6 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in the redemption of straight bonds. Additionally, there was a payment related to the repurchase of shares of Sony’s own common stock (4,746,100 shares for a total purchase price of 25.3 billion yen, as of June 30, 2019) which was approved at the meeting of its Board of Directors held on May 16, 2019.

In the Financial Services segment, there was a 230.8 billion yen net cash inflow, an increase of 63.2 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2019 was 1 trillion 210.5 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 604.0 billion yen at June 30, 2019, a decrease of 356.5 billion yen compared with the balance as of March 31, 2019, and a decrease of 439.5 billion yen compared with the balance as of June 30, 2018. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 606.5 billion yen at June 30, 2019, an increase of 96.9 billion yen compared with the balance as of March 31, 2019, and an increase of 140.6 billion yen compared with the balance as of June 30, 2018.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019

Cash flows from operating activities:
Net income (loss)	29,032	32,077	224,275	151,620	236,864	166,006
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	17,906	22,151	68,337	71,261	86,243	93,412
Amortization of film costs	-	-	58,001	56,546	58,001	56,546
Other operating (income) expense, net	25	36	(350)	(3,593)	(325)	(3,557)
(Gain) loss on marketable securities and securities investments, net	(43,547)	(9,172)	(114,778)	(329)	(158,325)	(9,501)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	217	(298)	(45,734)	(84,822)	(46,041)	(85,901)
(Increase) decrease in inventories	-		(7,206)	(51,976)	(7,206)	(51,976)
(Increase) decrease in film costs	-		(82,734)	(91,680)	(82,734)	(91,680)
Increase (decrease) in notes and accounts payable, trade	-		109,783	55,807	109,783	55,807
Increase (decrease) in future insurance policy benefits and other	173,976	138,925	-	-	173,976	138,925
(Increase) decrease in deferred insurance acquisition costs	(23,352)	(22,185)	-	-	(23,352)	(22,185)
(Increase) decrease in marketable securities held in the life insurance business	(21,421)	(59,080)	-	-	(21,421)	(59,080)
Other	(18,837)	(891)	(210,426)	(187,856)	(228,692)	(187,639)

Net cash provided by (used in) operating activities	113,999	101,563	(832)	(85,022)	96,771	(823)

Cash flows from investing activities:
Payments for purchases of fixed assets	(5,722)	(5,388)	(67,466)	(72,875)	(73,179)	(78,264)
Payments for investments and advances	(267,217)	(302,434)	(3,916)	(22,969)	(271,133)	(325,403)
Proceeds from sales or return of investments and collections of advances	64,074	72,375	83,102	303	147,176	72,678
Other	35	22	(260)	7,814	(225)	7,836

Net cash provided by (used in) investing activities	(208,830)	(235,425)	11,460	(87,727)	(197,361)	(323,153)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	130,449	200,622	(157,429)	(109,983)	(26,980)	90,313
Increase (decrease) in deposits from customers, net	63,798	57,354	-	-	63,798	57,354
Dividends paid	(26,100)	(27,189)	(19,013)	(25,035)	(19,013)	(25,035)
Other	(534)	(1)	(29,654)	(26,477)	(39,901)	(35,976)

Net cash provided by (used in) financing activities	167,613	230,786	(206,096)	(161,495)	(22,096)	86,656

Effect of exchange rate changes on cash and cash equivalents	-	-	44,311	(23,451)	44,311	(23,451)

Net increase (decrease) in cash and cash equivalents including restricted	72,782	96,924	(151,157)	(357,695)	(78,375)	(260,771)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	465,915	606,519	1,048,648	606,523	1,514,563	1,213,042

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	5,112	2,535	5,112	2,535

Cash and cash equivalents at end of the period	465,915	606,519	1,043,536	603,988	1,509,451	1,210,507

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

Research and development costs for the three months ended June 30, 2019 totaled 113.6 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 18, 2019. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,039.0 billion yen in total for Sony Corporation, SGTS and SCC as of June 30, 2019. Sony issued CP in the U.S. during the fiscal year ended March 31, 2019. The largest month-end outstanding balance of the CP programs during the fiscal year ended March 31, 2019 was approximately 19.0 billion yen in November 2018, and there were no amounts outstanding under the CP programs as of March 31, 2019.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 514.8 billion yen in unused committed lines of credit, as of June 30, 2019. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2019.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

  i) Total Number of Shares

  1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

  2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2019)	As of the filing date of the Quarterly Securities Report (August 5, 2019)
Common stock	1,271,525,040	1,271,743,740	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,271,525,040	1,271,743,740	—	—

  Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during August 2019, the month in which this Quarterly Securities Report was filed.

3.

The number of shares issued as of the filing date of this Quarterly Securities Report includes the 168,900 new shares of restricted stock issued by the Company on July 23, 2019 as compensation pursuant to the decision of the Representative Corporate Executive Officer dated July 1, 2019, which was made under the authority delegated by resolutions of the Board of Directors.

ii) Stock Acquisition Rights

    ①Description of Stock Option

Not applicable.

    ②Other Stock Acquisition Rights

Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended June 30, 2019.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to June 30, 2019	295	1,271,525	597	874,887	597	1,088,581

Notes:

1.	The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)).
2.

Upon the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) during the period from July 1, 2019 to July 31, 2019, the total number of shares issued increased by 219 thousand shares, and the amount of common stock and the legal capital surplus each increased by 629 million yen.

3.

Upon the issuance of new shares of restricted stock as compensation on July 23, 2019, the total number of shares issued increased by 169 thousand shares, and the amount of common stock and the legal capital surplus each increased by 477 million yen.

Outline of the issuance of new shares of restricted stock as compensation on July 23, 2019 is as follows:

Issue Price	Amount of paid-in capital	Allotees
5,648 yen per share	2,824 yen per share	5 Corporate Executive Officers of the Company, 11 Non-Executive Directors of the Company, 7 Executives of the Company and 1 Executive of the subsidiary of the Company

v) Status of Major Shareholders

(As of June 30, 2019)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	122,571	9.83
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	81,550	6.54
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	61,648	4.95
JP Morgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	33,631	2.70
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	26,330	2.11
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	22,734	1.82
Japan Trustee Services Bank, Ltd. (Trust account 7) *2	1-8-11, Harumi, Chuo-ku, Tokyo	21,598	1.73
JP Morgan Chase Bank 385151 *3 (Local Custodian: Mizuho Bank, Ltd.)	London, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,595	1.65
J.P. Morgan Bank Luxembourg S.A. 1300000 *3 (Local Custodian: Mizuho Bank, Ltd.)	Senningerberg, Luxembourg (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	19,443	1.56
GIC Private Limited - C (Local Custodian: MUFG Bank, Ltd.)	Singapore (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	19,412	1.56
Total		429,512	34.46

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of June 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held shares of the Company as of June 14, 2019 as provided in the below table. As of June 30, 2019, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	71,016	5.59

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of June 30, 2019, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2019)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	25,235,300	—	—
Shares with full voting rights (Others)	1,244,343,100	12,443,431	—
Shares constituting less than one full unit	1,946,640	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,271,525,040	—	—
Total voting rights held by all shareholders	—	12,443,431	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of June 30, 2019)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	25,235,300	—	25,235,300	1.98
Total	—	25,235,300	—	25,235,300	1.98

Note:

In addition to the 25,235,300 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2019 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV        Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2019	At June 30, 2019
ASSETS
Current assets:
Cash and cash equivalents	1,470,073	1,210,507
Marketable securities	1,324,538	1,398,196
Notes and accounts receivable, trade and contract assets	1,091,242	1,130,271
Allowance for doubtful accounts	(25,440)	(24,734)
Inventories	653,278	693,646
Other receivables	223,620	237,201
Prepaid expenses and other current assets	509,301	561,846
Total current assets	5,246,612	5,206,933
Film costs	409,005	431,761
Investments and advances:
Affiliated companies	163,365	182,839
Securities investments and other	11,561,286	11,926,259
	11,724,651	12,109,098
Property, plant and equipment:
Land	83,992	83,102
Buildings	664,157	645,274
Machinery and equipment	1,585,382	1,528,937
Construction in progress	39,208	62,152
	2,372,739	2,319,465
Less – Accumulated depreciation	1,595,686	1,543,732
	777,053	775,733
Other assets:
Operating lease right-of-use assets	-	300,626
Finance lease right-of-use assets	-	37,406
Intangibles, net	917,966	892,702
Goodwill	768,552	751,204
Deferred insurance acquisition costs	595,265	598,631
Deferred income taxes	202,486	189,891
Other	339,996	313,498
	2,824,265	3,083,958
Total assets	20,981,586	21,607,483

  (Continued on following page.)

          Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2019	At June 30, 2019
LIABILITIES
Current liabilities:
Short-term borrowings	618,618	817,188
Current portion of long-term debt	172,461	102,571
Current portion of long-term operating lease liabilities	-	66,335
Notes and accounts payable, trade	492,124	543,250
Accounts payable, other and accrued expenses	1,693,048	1,469,123
Accrued income and other taxes	135,226	156,211
Deposits from customers in the banking business	2,302,314	2,339,871
Other	666,024	749,452
Total current liabilities	6,079,815	6,244,001
Long-term debt	568,372	528,124
Long-term operating lease liabilities	-	259,072
Accrued pension and severance costs	384,232	380,183
Deferred income taxes	531,421	530,743
Future insurance policy benefits and other	5,642,671	5,751,239
Policyholders’ account in the life insurance business	3,048,202	3,099,644
Other	281,382	260,579
Total liabilities	16,536,095	17,053,585
Redeemable noncontrolling interest	8,801	8,625
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2019–Shares authorized: 3,600,000,000, shares issued: 1,271,230,341	874,291
At June 30, 2019–Shares authorized: 3,600,000,000, shares issued: 1,271,525,040		874,887
Additional paid-in capital	1,266,874	1,268,568
Retained earnings	2,320,586	2,465,236
Accumulated other comprehensive income –
Unrealized gains on securities, net	135,035	152,148
Unrealized gains (losses) on derivative instruments, net	(19)	745
Pension liability adjustment	(310,457)	(307,550)
Foreign currency translation adjustments	(435,229)	(477,470)
	(610,670)	(632,127)
Treasury stock, at cost
Common stock
At March 31, 2019–20,483,474 shares	(104,704)
At June 30, 2019–25,235,303 shares		(130,057)
	3,746,377	3,846,507
Noncontrolling interests	690,313	698,766
Total equity	4,436,690	4,545,273
Total liabilities and equity	20,981,586	21,607,483

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2018	2019
Sales and operating revenue:
Net sales	1,602,195	1,558,646
Financial services revenue	333,240	334,820
Other operating revenue	18,189	32,258
	1,953,624	1,925,724
Costs and expenses:
Cost of sales	1,112,487	1,061,038
Selling, general and administrative	349,761	350,167
Financial services expenses	292,156	288,493
Other operating income, net	(325)	(3,557)
	1,754,079	1,696,141
Equity in net income (loss) of affiliated companies	(4,539)	1,342
Operating income	195,006	230,925
Other income:
Interest and dividends	4,734	5,805
Gain on equity securities, net	114,779	323
Foreign exchange gain, net	1,011	-
Other	733	1,119
	121,257	7,247
Other expenses:
Interest expenses	3,318	4,880
Foreign exchange loss, net	-	1,696
Other	859	578
	4,177	7,154
Income before income taxes	312,086	231,018
Income taxes	75,222	65,012
Net income	236,864	166,006
Less - Net income attributable to noncontrolling interests	10,417	13,884
Net income attributable to Sony Corporation’s stockholders	226,447	152,122

	Yen
	Three months ended June 30
	2018	2019
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	178.66	121.78
– Diluted	174.80	119.22

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2018	2019
Net income	236,864	166,006
Other comprehensive income, net of tax —
Unrealized gains on securities	3,271	26,301
Unrealized gains on derivative instruments	1,478	764
Pension liability adjustment	2,276	2,914
Foreign currency translation adjustments	8,297	(42,698)
Total comprehensive income	252,186	153,287
Less – Comprehensive income attributable to noncontrolling interests	7,917	22,622
Comprehensive income attributable to Sony Corporation’s stockholders	244,269	130,665

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2018	2019
Cash flows from operating activities:
Net income	236,864	166,006
Adjustments to reconcile net income to net cash provided by (used in) operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	86,243	93,412
Amortization of film costs	58,001	56,546
Accrual for pension and severance costs, less payments	(1,881)	5
Other operating income, net	(325)	(3,557)
Gain on securities investments, net (other than financial services business)	(114,778)	(329)
Gain on marketable securities and securities investments held in the financial services business, net	(43,547)	(9,172)
Deferred income taxes	1,215	(1,352)
Equity in net loss of affiliated companies, net of dividends	6,642	1,196
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(46,041)	(85,901)
Increase in inventories	(7,206)	(51,976)
Increase in film costs	(82,734)	(91,680)
Increase in notes and accounts payable, trade	109,783	55,807
Increase in accrued income and other taxes	26,307	6,836
Increase in future insurance policy benefits and other	173,976	138,925
Increase in deferred insurance acquisition costs	(23,352)	(22,185)
Increase in marketable securities held in the life insurance business	(21,421)	(59,080)
Increase in other current assets	(34,211)	(39,226)
Decrease in other current liabilities	(162,437)	(205,943)
Other	(64,327)	50,845
Net cash provided by (used in) operating activities	96,771	(823)

(Continued on following page.)

             Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2018	2019
Cash flows from investing activities:
Payments for purchases of fixed assets	(73,179)	(78,264)
Proceeds from sales of fixed assets	3,923	7,409
Payments for investments and advances by financial services business	(267,217)	(302,434)
Payments for investments and advances (other than financial services business)	(3,916)	(22,969)
Proceeds from sales or return of investments and collections of advances by financial services business	64,074	72,375
Proceeds from sales or return of investments and collections of advances (other than financial services business)	635	303
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	-
Other	(4,148)	427
Net cash used in investing activities	(197,361)	(323,153)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,300	5,775
Payments of long-term debt	(175,444)	(114,297)
Increase in short-term borrowings, net	128,164	198,835
Increase in deposits from customers in the financial services business, net	63,798	57,354
Dividends paid	(19,013)	(25,035)
Payments for purchase of treasury stock	(41)	(25,354)
Other	(39,860)	(10,622)
Net cash provided by (used in) financing activities	(22,096)	86,656
Effect of exchange rate changes on cash and cash equivalents, including restricted	44,311	(23,451)
Net decrease in cash and cash equivalents, including restricted	(78,375)	(260,771)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813
Cash and cash equivalents, including restricted, at end of the period	1,514,563	1,213,042
Less - restricted cash and cash equivalents, included in other current assets and other assets	5,112	2,535
Cash and cash equivalents at end of the period	1,509,451	1,210,507

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Leases -

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet.

Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date. As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization. In addition, Sony has applied the short-term lease exception.

As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019. This impact is mainly due to operating leases of real estate. The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets. Finance lease right-of-use assets which is included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, is now presented as finance lease right-of-use assets from April 1, 2019 onward.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08. This ASU requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2018 have been made to conform to the presentation for the three months ended June 30, 2019.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2019				June 30, 2019
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:

Japanese national government bonds	1,422,620	220,989	(20)	1,643,589	1,444,456	246,959	(23)	1,691,392

Japanese local government bonds	67,461	70	(34)	67,497	66,437	71	(49)	66,459

Japanese corporate bonds	202,433	17,178	(223)	219,388	200,742	21,476	(114)	222,104

Foreign government bonds	153,429	8,669	(603)	161,495	159,862	14,693	(328)	174,227

Foreign corporate bonds	360,299	944	(376)	360,867	375,252	836	(164)	375,924

Securitized products	190,111	1	-	190,112	211,861	2	-	211,863

Other	2,286	2,402	-	4,688	2,286	2,292	-	4,578

	2,398,639	250,253	(1,256)	2,647,636	2,460,896	286,329	(678)	2,746,547

Held-to-maturity securities:
Japanese national government bonds *1	6,042,635	2,016,786	-	8,059,421	6,100,190	2,271,791	(3)	8,371,978

Japanese local government bonds	3,518	388	-	3,906	3,086	385	-	3,471

Japanese corporate bonds	409,329	44,348	(5,845)	447,832	427,585	66,252	(1,995)	491,842

Foreign government bonds *2	386,392	18,609	(13,742)	391,259	542,599	39,840	(4,830)	577,609

Foreign corporate bonds	198	11	-	209	198	10	-	208

	6,842,072	2,080,142	(19,587)	8,902,627	7,073,658	2,378,278	(6,828)	9,445,108

Total	9,240,711	2,330,395	(20,843)	11,550,263	9,534,554	2,664,607	(7,506)	12,191,655

*1.	As of June 30, 2019, held-to-maturity securities include 278,496 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2.	As of June 30, 2019, held-to-maturity securities include 164,116 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the three months ended June 30, 2019, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 287 million yen due to the sale of equity securities and net unrealized gains of 8,408 million yen due to revaluation of equity securities held at the end of the period for the first quarter of the fiscal year ending March 31, 2020. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the three months ended June 30, 2018, Sony sold a portion of the Spotify shares that it owned for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of such shares, offset by costs to be paid to Sony’s artists and distributed labels and other transaction costs which directly related to the gains recognized from the sale of Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to Sony’s artists and distributed labels are included within Other in the investing activities section in the consolidated statements of cash flows.

The remaining Spotify shares retained as of June 30, 2018 had a gross fair value of 95,275 million yen (862 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 58,908 million yen (547 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

The revaluation of the remaining Spotify shares retained as of June 30, 2019 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 2,752 million yen (25 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,105	212,012	-	234,117	234,117	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,643,589	-	1,643,589	18,719	1,624,870	-	-
Japanese local government bonds	-	67,497	-	67,497	7,768	59,729	-	-
Japanese corporate bonds	-	219,388	-	219,388	11,472	207,916	-	-
Foreign government bonds	-	161,495	-	161,495	3,984	157,511	-	-
Foreign corporate bonds	-	338,163	22,704	360,867	90,801	270,066	-	-
Securitized products	-	25,029	165,083	190,112	-	190,112	-	-
Other	-	4,688	-	4,688	-	4,688	-	-
Equity securities	1,037,100	135,794	-	1,172,894	951,390	221,504	-	-
Other investments *1	5,489	1,507	6,918	13,914	-	13,914	-	-
Derivative assets *2, *3	444	10,042	-	10,486	-	-	9,431	1,055

Total assets	1,065,138	2,819,204	194,705	4,079,047	1,318,251	2,750,310	9,431	1,055

Liabilities:
Derivative liabilities *2, *3	136	32,686	-	32,822	-	-	19,852	12,970

Total liabilities	136	32,686	-	32,822	-	-	19,852	12,970

	Yen in millions
	June 30, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,295	227,568	-	249,863	249,863	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,691,392	-	1,691,392	15,006	1,676,386	-	-
Japanese local government bonds	-	66,459	-	66,459	10,859	55,600	-	-
Japanese corporate bonds	-	222,104	-	222,104	19,178	202,926	-	-
Foreign government bonds	-	174,227	-	174,227	2,156	172,071	-	-
Foreign corporate bonds	-	355,884	20,040	375,924	88,947	286,977	-	-
Securitized products	-	31,213	180,650	211,863	-	211,863	-	-
Other	-	4,578	-	4,578	-	4,578	-	-
Equity securities	1,084,058	136,485	-	1,220,543	1,005,112	215,431	-	-
Other investments *1	5,488	1,746	6,441	13,675	-	13,675	-	-
Derivative assets *2, *3	-	12,794	-	12,794	-	-	12,205	589

Total assets	1,111,841	2,924,450	207,131	4,243,422	1,391,121	2,839,507	12,205	589

Liabilities:
Derivative liabilities *2, *3	441	21,004	-	21,445	-	-	7,499	13,946

Total liabilities	441	21,004	-	21,445	-	-	7,499	13,946

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2018 and 2019 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Exercise of stock acquisition rights	9,058	-	9,058
Conversion of convertible bonds	2	-	2
Stock-based compensation	1,308	-	1,308
Comprehensive income:
Net income	226,447	10,417	236,864
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	4,837	(1,566)	3,271
Unrealized gains on derivative instruments	1,478	-	1,478
Pension liability adjustment	2,214	62	2,276
Foreign currency translation adjustments	9,293	(996)	8,297

Total comprehensive income	244,269	7,917	252,186

Dividends declared	-	(27,818)	(27,818)
Transactions with noncontrolling interests shareholders and other	9,499	(25,485)	(15,986)

Balance at June 30, 2018	3,223,952	639,837	3,863,789

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Exercise of stock acquisition rights	1,191	-	1,191
Conversion of convertible bonds	2	-	2
Stock-based compensation	1,018	-	1,018
Comprehensive income:
Net income	152,122	13,884	166,006
Other comprehensive income, net of tax —
Unrealized gains on securities	17,113	9,188	26,301
Unrealized gains on derivative instruments	764	-	764
Pension liability adjustment	2,907	7	2,914
Foreign currency translation adjustments	(42,241)	(457)	(42,698)

Total comprehensive income	130,665	22,622	153,287

Dividends declared	-	(11,438)	(11,438)
Transactions with noncontrolling interests shareholders and other	(25,274)	(2,731)	(28,005)

Balance at June 30, 2019	3,846,507	698,766	4,545,273

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2018 and 2019.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2018 and 2019 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	3,308	2,074	(46)	10,804	16,140
Amounts reclassified out of accumulated other comprehensive income	(37)	(596)	2,322	(2,507)	(818)

Net current-period other comprehensive income	3,271	1,478	2,276	8,297	15,322
Less: Other comprehensive income attributable to noncontrolling interests	(1,566)	-	62	(996)	(2,500)

Balance at June 30, 2018	115,502	236	(294,230)	(435,958)	(614,450)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications	26,375	884	(194)	(42,698)	(15,633)
Amounts reclassified out of accumulated other comprehensive income	(74)	(120)	3,108	-	2,914

Net current-period other comprehensive income	26,301	764	2,914	(42,698)	(12,719)
Less: Other comprehensive income attributable to noncontrolling interests	9,188	-	7	(457)	8,738

Balance at June 30, 2019	152,148	745	(307,550)	(477,470)	(632,127)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the three months ended June 30, 2018 and 2019 is as follows:

	Yen in millions
	Three months ended June 30
	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	226,447	152,122

	Thousands of shares
Weighted-average shares outstanding	1,267,499	1,249,160
Effect of dilutive securities:
Stock acquisition rights	3,967	2,843
Zero coupon convertible bonds	23,968	24,011

Weighted-average shares for diluted EPS computation	1,295,434	1,276,014

	Yen
Basic EPS	178.66	121.78

Diluted EPS	174.80	119.22

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended June 30, 2018 and 2019 were 2,921 thousand shares and 5,724 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	March 31, 2019	June 30, 2019
Contract assets	19,147	18,379
Contract liabilities *	254,646	240,058

* Contract liabilities are included in the consolidated balance sheets as Other, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 103,299 million yen were recognized during the three months ended June 30, 2019, which were included in the balance of contract liabilities at March 31, 2019.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 8.

7.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2019, the total unused portion of the lines of credit extended under these contracts was 38,710 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of June 30, 2019 amounted to 582,086 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of June 30, 2019, these subsidiaries were committed to make payments under such contracts of 108,759 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2019, these subsidiaries were committed to make payments of 125,087 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of June 30, 2019, Sony has committed to make payments of 146,252 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of June 30, 2019, Sony has committed to make payments of 123,303 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of June 30, 2019, Sony has committed to make payments of 8,796 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In July 2019, the General Court upheld the European Commission’s decision. Sony is reviewing the judgment carefully and will decide whether to file an appeal. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, one lawsuit continues. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2019 amounted to 2,411 million yen.

8.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020. In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

The Game & Network Services (“G&NS”) segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2018	2019
Sales and operating revenue:
Game & Network Services -
Customers	449,980	441,750
Intersegment	22,121	15,711

Total	472,101	457,461
Music -
Customers	177,708	200,038
Intersegment	3,763	2,215

Total	181,471	202,253
Pictures -
Customers	173,227	185,759
Intersegment	1,854	329

Total	175,081	186,088
Electronics Products & Solutions -
Customers	564,794	480,656
Intersegment	3,364	3,259

Total	568,158	483,915
Imaging & Sensing Solutions -
Customers	176,673	211,175
Intersegment	25,566	19,503

Total	202,239	230,678
Financial Services -
Customers	333,240	334,820
Intersegment	1,965	2,115

Total	335,205	336,935
All Other -
Customers	74,447	60,632
Intersegment	8,477	8,959

Total	82,924	69,591
Corporate and elimination	(63,555)	(41,197)

Consolidated total	1,953,624	1,925,724

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2018	2019
Operating income (loss):
Game & Network Services	83,450	73,804
Music	32,104	38,277
Pictures	(7,601)	376
Electronics Products & Solutions	32,710	25,066
Imaging & Sensing Solutions	29,137	49,528
Financial Services	40,581	46,105
All Other	294	(2,602)

Total	210,675	230,554
Corporate and elimination	(15,669)	371

Consolidated operating income	195,006	230,925

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category:

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2018	2019
Game & Network Services
Digital Software and Add-on Content	224,942	215,964
Network Services	75,444	83,606
Hardware and Others	149,594	142,180

Total	449,980	441,750

Music
Recorded Music	99,739	111,962
Music Publishing	21,464	39,290
Visual Media and Platform	56,505	48,786

Total	177,708	200,038

Pictures
Motion Pictures	68,568	80,870
Television Productions	45,415	46,486
Media Networks	59,244	58,403

Total	173,227	185,759

Electronics Products & Solutions
Televisions	186,550	147,761
Audio and Video	84,929	78,743
Still and Video Cameras	113,256	100,254
Mobile Communications	130,354	100,550
Other	49,705	53,348

Total	564,794	480,656

Imaging & Sensing Solutions	176,673	211,175
Financial Services	333,240	334,820
All Other	74,447	60,632
Corporate	3,555	10,894

Consolidated total	1,953,624	1,925,724

Sony has realigned its product category configuration in regard to the new EP&S segment from the first quarter of the fiscal year ending March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the first quarter of the fiscal years ended March 31, 2019 and 2020 was (10,758) million yen and 1,039 million yen, respectively.

	Yen in millions
	Three months ended June 30
	2018	2019
Depreciation and amortization:
Game & Network Services	7,024	6,812
Music	4,369	6,779
Pictures	5,870	5,753
Electronics Products & Solutions, including contract costs	16,292	15,081
Imaging & Sensing Solutions	25,940	29,439
Financial Services, including deferred insurance acquisition costs	17,906	22,151
All Other	1,209	1,396

Total	78,610	87,411

Corporate	7,633	6,001

Consolidated total	86,243	93,412

	Yen in millions
	Three months ended June 30, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	-	-	-
Pictures	602	-	602
Electronics Products & Solutions	264	-	264
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	443	-	443

Consolidated total	1,309	-	1,309

	Yen in millions
	Three months ended June 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	-	-	-
Pictures	-	-	-
Electronics Products & Solutions	1,892	-	1,892
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,461	245	1,706

Consolidated total	3,353	245	3,598

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2018	2019
Japan	631,698	627,522
United States	398,867	435,028
Europe	394,651	362,947
China	184,170	201,088
Asia-Pacific	206,993	183,103
Other Areas	137,245	116,036

Total	1,953,624	1,925,724

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2018 and 2019.

(2) Other Information

(i) Dividends declared

A year-end cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on April 26, 2019 as below:

1. Total amount of year-end cash dividends:

25,015 million yen

2. Amount of year-end cash dividends per share:

20.00 yen

3. Payment date:

May 29, 2019

Year-end cash dividends for the fiscal year ended March 31, 2019 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2019.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2019.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Commitments, contingent liabilities and other”.